EDGAR CORRESPONDENCE

February 6, 2013

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kim Browning

Re:	Davis New York Venture Fund, Inc. Securities Act of 1933, File No. 2-29858, and Investment Company Act of 1940, File No. 811-1701

Dear Ms. Browning:

You have asked Davis New York Venture Fund, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments received on January 28, 2013 regarding Davis Global Fund and Davis International Fund’s (both authorized series of the Registrant) post-effective amendment number 103 filed on Edgar on December 12, 2012. SEC comments are in bold, Registrant’s responses immediately follow.

General

(1) Comments to Davis Global Fund also apply to Davis International Fund unless the context otherwise indicates.

Agreed.

(2) Financial numbers for the fiscal year ended October 31, 2012 were missing from the Edgar filing, resulting in an incomplete document. Please correct this deficiency.

Financial numbers for the fiscal year ended October 31, 2012 were not yet available when the Post Effective amendment was filed on December 12, 2012. A statutory prospectus and statement of additional information including all financial numbers for the fiscal year ended October 31, 2012, and reflecting SEC comments, are attached to this Edgar correspondence letter.

Summary Prospectus (Form N-1A Items 1 through 8):

(1) Fee Table. The footnote below the Annual Fund Operating Expenses table describes the written agreement whereby the Fund’s adviser is committed to waive fees and/or reimburse expenses. Please confirm that the written agreement does not contain exclusions, for example, for extraordinary expenses or legal fees.

The Registrant confirms that the written agreement does not contain exclusions, for example, for extraordinary expenses or legal fees.

(2) The paragraph preceding the Example Table includes the statement “Class B shares’ expenses for the 10 year period include three years of Class A shares’ expenses since Class B shares automatically convert to Class A shares after seven years” must be removed from the portion of the prospectus responding to Form N-1A Items 1 through 8. The disclosure may be included in the portion of the prospectus responding to Form N-1A Items 9 through 13.

Agreed.

(3) Principal Investment Strategy. Clarify which specific categories of “equity securities” the fund invests in as a principal investment strategy. Do not use the statement “…and other equity securities,” each form of equity security must be explicitly stated and described.

Agreed. Disclosure has been revised as follows:

“…the Fund’s investment adviser, uses the Davis Investment Discipline to invest Davis Global Fund’s portfolio primarily in common stocks (including indirect holdings of common stock through depositary receipts) issued by both United States and foreign companies,….”

Disclosure for depositary receipts has been re-written as follows:

Depositary Receipts risk. Depositary receipts, including American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depositary banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depositary bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. Depositary receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, depositary receipts continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include foreign exchange risk as well as the political and economic risks of the underlying issuer’s country. Depositary receipts may trade at a discount (or premium) to the underlying security and may be less liquid than the underlying securities listed on an exchange.

(4) Principal Investment Strategy. Convertible bonds are listed as a type of equity security which may be a principal investment for the Fund. Describe the types of securities which the convertible bonds may convert into. Describe the credit quality ratings which the convertible bonds must meet.

Disclosure was rewritten in response to SEC comment number 3 above. Convertible bonds are no longer listed as a principal investment strategy.

(5) Principal Investment Strategy. Does the Fund invest in “unsponsored” depositary receipts?

No. The Fund’s principal investments are limited to “sponsored” depositary receipts. Disclosure of the risks of unsponsored depositary receipts has been added to the statement of additional information.

(6) Principal Investment Strategy. Define as a percentage the minimum amount of total assets which the Fund will invest in foreign securities under normal market conditions and when the market is not deemed to be favorable.

Agreed. Disclosure has been revised as follows:

“The Fund will invest significantly (at least 40%of total assets under normal market conditions and at least 30% of total assets if market conditions are not deemed favorable) in issuers…”

(7) Principal Investment Strategy. Disclosure states “Typically, the Fund makes investments in a number of different countries.” Identify a minimum number of countries.

Agreed. Disclosure has been revised as follows:

“Under normal market conditions the Fund will invest in issuers representing at least three different countries.”

(8) Principal Investment Strategy. Description of the Davis Investment Discipline includes the statement “Davis Advisors’ goal is to invest in companies for the long term.” Quantify “long term”.

Agreed. Disclosure has been rewritten as follows:

Davis Global Fund

(In fiscal year 2012 the portfolio turnover ratio indicted that the Fund held companies for an average of 2.3 years).

Davis International Fund

(In fiscal year 2012 the portfolio turnover ratio indicted that the Fund held companies for an average of 12.5 years).

(9) Principal Risks. Change “Under $10 Billion Market Capitalization risk” to “Small- and Mid-Size Companies risk”.

Agreed.

(10) Principal Risk. Add “Large-Capitalization Companies Risk”.

Agreed. The following disclosure has been added:

Large-Cap Companies risk. Companies with $10 billion or more in market capitalization are considered by the Adviser to be large-capitalization companies. Large-capitalization companies generally experience slower rates of growth in earnings per share than do small- and mid-capitalization companies.

(11) Principal Investment Strategy. Confirm that:

(a) All of the Fund’s principal investment risks and strategies have been summarized as required by Item 4 of Form
N-1A; and

(b) The Fund does not follow any principal investment strategy or risk which has not been summarized as required by Item 4 of Form N-1A.

The Registrant confirms that:

(a) All of the Fund’s principal investment risks and strategies have been summarized as required by Item 4 of Form N-1A; and

(b) The Fund does not follow any principal investment strategy or risk which has not been summarized as required by Item 4 of Form N-1A.

(12) Performance Results. Delete the disclosure in the third paragraph of Performance Results describing the period when the Fund was only available to directors, officers, and employees which states “Since inception, the Fund’s investment strategies and operations have remained substantially the same.”

Agreed.

(13) Performance Results. Move the footnote below the Average Annual Total Returns table describing the commencement date of each class of shares to a point after Item 8 in the prospectus.

Agreed.

Statutory Prospectus (Form N-1A Items 9 through 13):

(1) Investment Objectives, Principal Strategies, and Principal Risks. Disclosure states that the Funds’ investment objectives are not fundamental policies and may be changed without a vote of shareholders. State how much notice shareholders would be provided in the event of a change in investment objectives.

Agreed. Disclosure has been rewritten as follows:

“The Funds’ prospectus would be amended prior to any change in investment objective and shareholders would be provided at least 30 days notice before the change in investment objective was implemented.”

(2) Investment Objectives, Principal Strategies, and Principal Risks. The discussion of the Fund’s principal investment strategy discusses preferred stock and convertible securities. Expand disclosure to discuss these types of securities.

The Fund has re-written the disclosure of its principal investment strategy. Principal investments are common stock and depositary receipts. Disclosure of other forms of equity securities is presented in the statement of additional information.

(3) Investment Objectives, Principal Strategies, and Principal Risks. The discussion of the Davis Investment Discipline includes nine bullet points which describe the Discipline. Either clarify each bullet point, e.g. what is meant by “strong balance sheet”, or eliminate the bullet points.

Agreed. The bullet points have been eliminated.

(4) Non-Principal Investment Strategies and Related Risks. Disclosure includes the statement that “Non-principal investment strategies are generally those investments which constitute less than 20% of a Fund’s assets.” Change this disclosure to “Non-principal investment strategies are generally those investments which constitute less than 5% to 10% of a Fund’s assets depending upon their potential impact upon the investment performance of the Fund.”

Agreed. Disclosure now reads:

“Davis Funds may implement investment strategies which are not principal investment strategies if, in the Adviser’s professional judgment, the strategies are appropriate. A strategy includes any policy, practice, or technique used by the Fund to achieve its investment objectives. Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns. In determining what is a principal investment strategy, the Adviser considers, among other things, the amount of the Fund’s assets expected to be committed to the strategy, the amount of the Fund’s assets expected to be placed at risk by the strategy, and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy. Non-principal investment strategies are generally those investments which constitute less than 5% to 10% of a Fund’s assets depending upon their potential impact upon the investment performance of the Fund. There are exceptions to the 5% to 10% of assets test, including, but not limited to, the percentage of a Fund’s assets invested in a single industry or in a single country.”

(5) Right to Reject or Restrict any Purchase or Exchange Order. What is the time limit for rejecting a purchase?

Disclosure provides that:

“…the Distributor reserve the right to reject any purchase or exchange order for any reason prior to the end of the first business day after the date that a purchase or exchange order was processed.”[Italics added].

This will be 24 hours unless the purchase occurred just prior to a weekend or holiday.

(6) Right to Reject or Restrict any Purchase or Exchange Order. Clarify that the right to reject or restrict exchanges applies only to the purchase side of the exchange.

Agreed. Disclosure has been re-written as follows:

Exchanges involve both a redemption and a purchase, only the purchase side of the exchange may be rejected or restricted.

(7) What You Need to Know Before You Sell Your Shares. Disclose the risks which a shareholder would be subject to if he received portfolio securities when redeeming shares.

Agreed. Disclosure has been re-written as follows:

“You will always receive cash for sales that total less than $250,000 or one percent of a fund’s net asset value during any ninety-day period. Any sales above the cash limit may be paid in securities. The securities received may be liquid or illiquid, you would have to pay brokerage fees if you sold the securities, and you would be subject to market risk until the securities were sold.”

Statement of Additional Information (Form N-1A Items 14 through 27):

(1) Confirm that the statement of additional information is in compliance with Item 16(b) of Form N-1A: “Investment Strategies and Risks. Describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.”

Confirmed.

(2) Confirm that the statement of additional information is in compliance with General Instruction C.2(b)’s instruction: “The Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.”

Confirmed.

(3) Confirm that no principal investment strategies or risks are disclosed in the statement of additional information unless they are also disclosed in the prospectus.

Confirmed.

(4) Confirm that every form of derivative investment in which the Fund may invest, including their potential uses and risks, are disclosed in the statement of additional information.

Confirmed.

(5) Confirm that the Fund does not invest in total return swaps.

Confirmed.

(6) Confirm that the Fund’s management is aware of the letter from Barry Miller to Karrie McMillan, General Counsel of the ICI dated July 10, 2010 discussing derivatives.

Confirmed.

(7) Additional Non-Principal Investment Strategies and Risks. Amend disclosure which currently provides “In the event that market fluctuations cause borrowing to exceed the limits stated above, the Adviser would act to remedy the situation as promptly as possible, normally within three business days,…” to conform with Section 18(f)(1) of the Investment Company Act of 1940.

Agreed. Disclosure has been re-written as follows:

“In the event that such asset coverage at any time falls below 300% the Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%”

(8) Directors. Change “Inside Directors” to “Interested Directors”.

Agreed.

Tandy Representations

Davis New York Venture Fund, Inc. acknowledges that

1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.

Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary